January 21, 2011
BY EDGAR AND OVERNIGHT MAIL
Ms. Barbara Jacobs
Ms. Maryse Mills-Apenteng
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	CBaySystems Holdings Limited Registration Statement on Form S-1 File No. 333-169997
Dear Ms. Jacobs and Ms. Mills-Apenteng:
          This letter is submitted on behalf of CBaySystems Holdings Limited (to be renamed MedQuist Holdings Inc.) (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment Nos. 2 and 3 to the Registration Statement on Form S-1 filed with the Commission on January 5 and January 10, 2011, respectively (the “Registration Statement”). Such comments are set forth in the Staff’s letter, dated January 14, 2011 (the “Comment Letter”), to Robert Aquilina, Chairman and Chief Executive Officer of the Company. The Company is filing Amendment No. 4 to the Registration Statement (“Amendment No. 4”) on the date hereof, which includes revisions to reflect responses to the Staff’s comments. The Company will separately deliver to you copies of Amendment No. 4, which will be marked to show changes from the Registration Statement.
          For reference purposes, the Staff’s numbered comments have been reproduced in italics herein with the Company’s responses immediately following each comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the form of preliminary prospectus contained in the Registration Statement, and page references in the responses refer to the form of preliminary prospectus contained in Amendment No. 4. All capitalized terms used but not defined in this letter have the meanings given to them in Amendment No. 4.

General
1.	We note that in addition to granting the underwriters an option to purchase shares of your common stock to cover overallotments, the selling shareholders will be offering shares on their own behalf. Please note that to the extent any of the selling shareholders is a legal entity, you should identify the natural person(s) holding voting and/or dispositive power over the shares. In addition, any selling shareholder that is a broker-dealer or broker-dealer affiliate should be identified as such and disclosure regarding whether the shares were purchased in the ordinary course of business without a view to distribute the shares should be added. Please confirm your understanding.

Response to Comment No. 1

In response to the Staff’s comment, we have added information on page 125 regarding natural persons holding voting and/or dispositive power over shares held by selling stockholders which are investment funds and for which we have received that information. It is the Company’s understanding that none of the selling shareholders is a broker-dealer or a broker-dealer affiliate.

2.	As discussed in our telephone conversation on January 13, 2011, we have not yet received your application for confidential treatment. Please be advised that comments, if any, relating to the request for confidential treatment will be provided under separate cover and any such comments must be resolved prior to your desired effective date.

Response to Comment No. 2

The Company confirms its understanding that comments relating to the request for confidential treatment will be provided under separate cover and any such comments must be resolved prior to the desired effective date.
Summary Compensation Table, page 103
3.	We note that you have omitted bonus information for fiscal year 2010 on the basis that the information is not known to you at this time. Please also disclose the date bonuses will be determined. Refer to Regulation S-K Compliance and Disclosure Interpretation 217.11, available on our website.

In response to the Staff’s comment, page 103 has been revised to disclose when the Company expects bonuses for fiscal year 2010 will be determined.
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     The Company respectfully believes that the proposed modifications to the Registration Statement and the supplemental information contained herein are responsive to the Staff’s comments. Please do not hesitate to call D. Rhett Brandon at 212-455-3615 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours, SIMPSON THACHER & BARTLETT LLP

cc:	Securities and Exchange Commission
Christine Davis
Melissa Kindelan

CBaySystems Holdings Limited
Robert Aquilina

White & Case LLP
Colin Diamond